Exhibit 99.1

Nam Tai Property Secures Strategic Revenue Stream through Long-Term Master Lease with State-Owned Enterprise

Shenzhen, China – (BUSINESS WIRE) – January 12, 2026 – Nam Tai Property Inc. (OTC Expert Market: NTPIF) (the “Company”), is pleased to announce a significant milestone in its Technology Center project. The Company’s subsidiary, Nam Tai Investment, has successfully entered into a six-year master lease agreement with a high-profile state-owned partner, Shenzhen Anju Leyu Development & Construction Co. Ltd. (“Shenzhen Anju”).

This strategic partnership serves to significantly de-risk the project by locking in a government-backed counterparty with a strong credit profile, while reducing the lease-up time and cost. Shenzhen Anju manages the rental housing program for the Futian District Government, which oversees Shenzhen’s core administrative and commercial zone.

The agreement covers the dormitory facilities of the Company’s Technology Center project in Bao’an District, comprising approximately 456 units across 24,000 square meters. The project is currently under construction and expected to be delivered in 2026.

•	Substantial Revenue: Upon full occupancy, this agreement is projected to generate approximately RMB 18 million in stable annual rental income for the Company.

•

Immediate Lease-Up: Due to exceptional demand for subsidized housing, demonstrated by a waiting list of over 80,000 applicants, the Company projects the units will reach full occupancy shortly after delivery with limited costs. The rental housing programs in Shenzhen benefit from 70% of rental costs subsidized by the local government. This strong government support further enhances the robustness of the agreement and ensures the long-term viability of the tenancy.

•

Competitive Yields: While the agreement includes strategic pricing, the projected revenue yield is on par with market-rate leasing approaches due to the superior occupancy stability provided by this partnership and lower lease-up costs.

Strategic Executive Commentary

Bo Hu, Chief Executive Officer of Nam Tai Property Inc., highlighted the value creation for shareholders:

“This master lease arrangement effectively de-risks the transaction by partnering with a government-backed counterparty, ensuring high payment security and reliability. This partnership is expected to yield higher-than-market occupancy rates and a significantly shortened lease-up timeline. This agreement is anticipated to enhance the Company’s revenue stability, reduce operational risks, and support long-term value creation for shareholders.”

Forward-Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this report and in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.